August 8, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Carlton Tartar, Accounting Branch Chief Frank Wyman, Staff Accountant Jeffrey Riedler, Assistant Director Sebastian Gomez Abero, Staff Attorney
Re:
Genzyme Corporation
Comment Letter Dated July 2, 2008
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 0-14680

Gentlemen:

        Genzyme Corporation ("Genzyme", "we", "us" or "our") appreciates the opportunity to respond to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the "Commission") in your letter dated July 2, 2008 (the "Comment Letter") with respect to our Form 10-K for the fiscal year ended December 31, 2007 (our "2007 10-K") and our Form 10-Q for the fiscal quarter ended March 31, 2008. To assist you in your review, we have included the heading and comments from that letter in italics below followed by our responses in regular typeface.

        We acknowledge your statement in the Comment Letter that the purpose of the Staff's review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings with the Commission. In addition, at the Staff's request, we acknowledge that:

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  we are responsible for the adequacy and accuracy of the disclosure in the filings;

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  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Patents, License Agreements and Trademarks, page 19

1.
We note that you have not disclosed patent information for patents that you have licensed from others either through collaboration or traditional license agreements. Please expand your disclosure to provide patent information for material patents held by third parties relating to the products listed on page 20 or, in the alternative, please explain to us why some or all of the patent information about those products is not required.

  Genzyme's Response:

          In response to the Staff's comments, we will provide additional information regarding patents held by third parties in our Annual Report on Form 10-K for the year ending December 31, 2008 (our "2008 10-K"). For your reference, a draft of our revised patent disclosures is included in EXHIBIT A. Please note that Myozyme U.S. Patent No. 7,351,410, which expires October 29, 2020, was issued April 1, 2008 and, therefore, was not listed in our 2007 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

In-Process Research and Development, page F-16

2.
You state that use of different estimates and judgments could result in materially different asset values and IPR&D charges. However, it does not appear that you have described and quantified the underlying assumptions used to determine fair value, which appear to have a significant impact on your financial statements. For example, in connection with the 2007 acquisitions of DCL and Bioenvision, you capitalized other intangible assets of $202.4 million and recognized IPR&D charges of $125.5 million. Please describe and quantify all key assumptions used to determine fair value for the acquired technologies in each period presented.

3.
In your 2007 acquisition of Bioenvision, you charged $125.5 million of acquired technology to IPR&D and capitalized $172.4 million of acquired technology as other intangible assets. While you describe your basis for the IPR&D charge as due to the need for substantial additional research and development for the Evoltra program to achieve technological feasibility, you also disclose that its product launch could occur in 2008. In addition, we note that prior to your acquisition, Evoltra was already being sold for other indications. Please expand your disclosure to describe more specifically and quantify the nature of the estimates and judgments supporting your decisions to capitalize or expense acquired technology, particularly how you determined the existence of technological feasibility and alternative future uses.

  Genzyme's Response to Questions #2 and #3:

          In response to the Staff's comments regarding our IPR&D disclosures and in an effort to further improve our disclosures, we expanded our critical accounting policy for IPR&D and our disclosures regarding IPR&D in the discussion of our results of operations in the MD&A section of and in Note 5., "Mergers and Acquisitions," to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 8, 2008 (our "June 30, 2008 10-Q"). In addition, we will expand our IPR&D disclosures in our 2008 10-K. For your reference, the text of our June 30, 2008 10-Q disclosure, as well as a draft of our 2008 10-K disclosure, is included in EXHIBIT B.

          The revised IPR&D disclosures in EXHIBIT B clarify that our basis for the IPR&D charge is due to the incompleteness of the programs and that such programs have not reached technological feasibility and do not have an alternative future use. Clofarabine (marketed as Clolar in North America and as Evoltra elsewhere in the world) has been approved for a very narrow indication, namely for the treatment of acute lymphoblastic leukemia (ALL) in pediatric patients who have relapsed or are refractory to at least two prior regimens. However, there are a variety of other indications for which the drug could also be used, some for which we are conducting clinical trials, and others for which we are not and have no plans to pursue. We do not consider the indications for which we are conducting clinical trials to be alternative future uses because those trials had been commenced as of the acquisition date and, therefore, represent present uses rather than alternative future uses. Similarly, we do not consider the other uses of clofarabine, for which we are not conducting clinical trials, to be alternative future uses because it is not probable that we would pursue those particular other uses and obtain economic benefit. We do not believe the mere possibility or potential to utilize the technology or research for other uses qualifies as an alternative future use.

          Although we are marketing clofarabine for the narrow indication of pediatric ALL described above, substantial additional research and development would be required to complete all of our clinical trials for the additional indications we are pursuing. Certain of those trials could be completed as early as 2008, while other trials may be completed in the following years.

          The intangible assets capitalized in connection with our acquisition of Bioenvision include the fair value of Bioenvision's commercialization rights for Evoltra for the approved indication. In addition, the fair value of the core technology related to clofarabine was capitalized as an intangible asset. In determining the fair value of the IPR&D programs associated with the acquisition of Bioenvision, we considered the extent to which the research and development activities of the additional indications we are pursuing may leverage data and experience from previous research and development activities. We attributed a portion of the cash flow projections for each of the incomplete R&D programs we were pursuing to the value of this core technology. The fair value of the core technology of $146.5 million was capitalized as an intangible asset which is being amortized over its useful life of 9 years.

  In addition, expand your disclosure to include the following information:

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  Describe and quantify the individually material projects and the core technologies comprising other intangible assets capitalized for each year presented.

  Genzyme's Response:

          In response to the Staff's comments, we will expand our disclosures in Note C to our 2008 10-K. For your reference, we have included a draft of these disclosures in EXHIBIT B. Specifically, we have updated these disclosures to include a description of the intangible assets acquired in each of the transactions set forth in Note C. In addition, we advise the Staff that additional information related to material changes in intangible assets is included within Note H of our 2007 10-K.

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  Describe more specifically, the nature, timing and estimated costs necessary to complete the acquired IPR&D projects, such as the nature of "tangible and intangible assets required for the successful exploitation of the technology."

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  Describe the risks and uncertainties associated with completing project development on schedule and the consequences of a failure to meet planned deadlines.

  Genzyme's Response:

          In response to these two comments from the Staff regarding our IPR&D disclosures and in an effort to further improve our disclosures, we expanded our critical accounting policy for IPR&D and our discussion of IPR&D in the discussion of our results of operations in the MD&A section of and in Note 5., "Mergers and Acquisitions," to our June 30, 2008 10-Q and will expand the similar disclosures in our 2008 10-K. For your reference, the text of our June 30, 2008 10-Q disclosure, as well as a draft of the text for our 2008 10-K, is included in EXHIBIT B.

Note N—Commitments and Contingencies, page F-116

4.
You disclose that you reached an agreement in principle to settle your tracking stock litigation for $64.0 million on August 6, 2007, and recorded a liability for the settlement charge in that amount in June 2007. Please tell us how you concluded that the amount of the settlement loss or range of loss relating to this litigation could not be made at December 31, 2006 and March 31, 2007, and explain how your accounting for this contingency complied with the accounting and disclosure requirements of SFAS 5 and FIN 14 at each of those dates. Please ensure that your response addresses when you first began evaluating internally the terms of any proposed settlements and entered into discussions with external parties regarding the terms of potential settlements. We may have additional comments after reviewing your response.

  Genzyme's Response:

          In response to the Staff's comments, we are providing the following additional information:

          At December 31, 2006 and March 31, 2007, discovery in the Southern District of New York ("SDNY") action involving the elimination of our tracking stock structure was ongoing. Additional documents remained to be exchanged between us and the plaintiffs, depositions remained to be taken and dispositive motions remained to be briefed and argued. We believed that, if required to go to trial before a jury, we would prevail based on the legal merits of the case.

          Between November 17, 2006 and February 2, 2007, we and the plaintiffs exchanged expert reports concerning damages. The plaintiffs' expert reports contended that their damages amounted to as much as approximately $1 billion. Our expert reports, by contrast, assumed no liability, and expressed the view that the plaintiffs' case for damages was entirely speculative and unreliable. Due to our desire to avoid the ongoing costs and dedication of resources required to litigate the case, on April 3, 2007, we and the plaintiffs attempted to negotiate a settlement of the action with the assistance of retired U.S. District Court Judge John Martin as mediator. However, our settlement discussions with the plaintiffs were unsuccessful primarily due to the parties' widely disparate views regarding damage estimates. During this time, we continued to defend the case vigorously because we believed if the matter was litigated to completion and decided on the legal merits, our eventual loss in this matter would be zero.

          In July 2007, the U.S. District Court handling the SDNY action ruled that much of the plaintiffs' expert testimony on damages was not admissible as a matter of law and that the plaintiffs' theory of damage recovery was legally flawed. This ruling effectively limited the maximum damages the plaintiffs could seek to approximately $200 million. The ruling reset the plaintiffs expectations for damages, which facilitated constructive negotiations about a possible settlement. Subsequent to our earnings release for the third quarter of 2007, on August 6, 2007, after approximately one week of negotiation, we and the plaintiffs agreed in principle to the $64.0 million settlement. It was at this time that we believed that settlement of the litigation was probable and estimable. Because our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 had not yet been filed, we accrued the settlement amount as a charge to income for the period ended June 30, 2007.

          FAS 5 requires an accrual for a loss contingency when two conditions are met: (1) a loss is probable and (2) the amount of loss can be reasonably estimated. FIN 14 provides guidance on the amount to accrue for a loss contingency if (1) a loss is probable in accordance with paragraph 8(a) of FAS 5 and (2) the reasonable estimate of the loss is a range. Based on the facts and circumstances described above and the requirements of FAS 5, management concluded that it was not "probable" that a liability had been incurred in this matter until late July 2007. Prior to that time, management believed that the case was going to trial and that we would prevail in the trial. Management did not believe that a settlement was probable largely due to the widely disparate views of the parties regarding potential damages. Because management did not believe a settlement or an unfavorable verdict was "probable," the conditions of paragraph 8(a) of FAS 5 were not met and, accordingly, no amount was accrued for at either December 31, 2006 or March 31, 2007.

          Furthermore, we provided footnote disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 that we believe complied with the disclosure requirements of paragraph 10 of FAS 5 because it stated that we were not able to predict the outcome or estimate the amount or range of loss related to this matter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Notes to Unaudited Consolidated Financial Statements

8.    Investments in Equity Securities, page 22

5.
You accounted for the $69.9 million premium paid in connection with your $150 million purchase of 5 million shares of Isis common stock as a charge to research and development expense. Please expand your disclosure to describe more specifically and quantify the factors supporting your decision to expense this $69.9 million premium. Refer us to the technical guidance upon which you based this accounting treatment.

  Genzyme's Response:

          In February 2008, we made a nonrefundable payment to Isis of $150.0 million and contemporaneously executed a license agreement for mipomersen, a treatment for Familial Hypercholesterolemia that is in Phase III clinical trials. Of the $150.0 million we paid to Isis, $80.1 million was recorded as an investment in equity securities in our consolidated balance sheets based on the fair value of the five million shares of Isis common stock we acquired in connection with the transaction, and the remaining $69.9 million was allocated to the mipomersen license, which had not reached technological feasibility and did not have alternative future use. We recorded the $69.9 million license fee as research and development expense in accordance with FAS 2 and FIN 4. We classify nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use as research and development expense. As provided in these initial agreements, we had the subsequent six months to conduct confirmatory due diligence on the mipomersen technology. At any time during this period, we could have terminated the license agreement for any reason and been relieved of any further obligations.

          Upon completion of our diligence during the second quarter of 2008, we entered into more detailed license agreements that set forth the commercial terms of the arrangement and we paid Isis an additional upfront license fee of $175.0 million, which was also recorded as research and development expense based on the same aforementioned basis.

          In response to the Staff's comments and in an effort to further improve our disclosures, we have modified our disclosures regarding this transaction in our June 30, 2008 10-Q to clarify that the $69.9 million payment to Isis was allocated to the license to mipomersen. For your reference, the revised disclosure is included in EXHIBIT C.

9.    Joint Venture with BioMarin, page 22

6.
In connection with the January 1, 2008 consolidation of BioMarin/Genzyme LLC, you recorded a $480.5 million intangible asset and a corresponding non current liability, reflecting the negative value of this joint venture's underlying intellectual property. Previously, it had been outlicensed to you and BioMarin for no consideration. Please refer us to the technical guidance upon which you based this accounting treatment, particularly how you determined fair value for this intellectual property and your basis for recording the $480.5 million non current liability. Also, describe more specifically, the factors supporting your conclusion that these licenses had a negative value.

  Genzyme's Response:

          Under the terms of the original collaboration agreement dated September 4, 1998, we and BioMarin through BioMarin/Genzyme LLC (the "LLC") developed, manufactured and marketed Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. Accordingly, on behalf of the LLC, we and BioMarin each conducted research and development activities,

  BioMarin performed manufacturing activities and we performed commercialization activities. All product manufactured by BioMarin was the property of the LLC. As the commercialization agent, we did not take title to product nor record revenue on the sale of the product to end users. All product sales to end users were recorded as revenues of the LLC. We accounted for our interest in the LLC under the equity method of accounting and recorded our share of the income/loss of the LLC. Upon the adoption of FIN 46, we determined that the LLC was not a variable interest entity ("VIE") and we continued to apply equity method accounting for our interest in the LLC until December 31, 2007.

          Effective January 1, 2008, we and BioMarin restructured the LLC and entered into several new agreements and amended the original collaboration agreement. Under the restructured arrangement, the LLC licenses the Aldurazyme manufacturing rights to BioMarin and the Aldurazyme commercialization rights to us on a royalty-free basis. In connection with the restructured arrangement, BioMarin provides product to us at zero cost and we pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme. The LLC no longer engages in commercial activities related to Aldurazyme and solely holds the intellectual property relating to Aldurazyme and other future collaboration products; and the LLC only engages in research and development activities that are mutually selected and equally funded by us and BioMarin. We have accounted for this restructured arrangement by considering the various requirements of FIN 46R as follows:

  Reconsideration of VIE Status

          Paragraph 7a of FIN 46R requires that the VIE status be reassessed when the entity's governing documents or contractual arrangements change in a manner that modifies the characteristics or adequacy of the entity's equity investment at risk. In connection with the restructured arrangement and amended LLC agreements, essentially all operating activities and cash flows for the manufacture and sale of Aldurazyme have been removed from the LLC and allocated to us and BioMarin and virtually all of the tangible assets and liabilities of the LLC as of January 1, 2008 were distributed to us and BioMarin. Such tangible assets substantially consisted of cash, accounts receivables and inventories. The only remaining assets in the LLC were the manufacturing and commercialization rights for Aldurazyme, but as previously noted, all the cash flows related to these rights had been conveyed to us and BioMarin. As a result of these changes and distributions, reconsideration of the LLC's VIE status was required in accordance with paragraph 7a of FIN 46R.

          In accordance with paragraph 5a of FIN 46R, we concluded that the restructured LLC should be considered a VIE as the LLC would be thinly capitalized and would not have sufficient equity at risk to fund its research and development activities without additional subordinated funds from us and BioMarin. Both partners are contractually obligated to fund the operations of the LLC on a quarterly basis, however, obligations to provide additional capital would not be considered equity at risk.

  Determination of Primary Beneficiary

          The primary beneficiary is the reporting enterprise that is required to consolidate the VIE. An enterprise shall consolidate a VIE if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. Both we and BioMarin share equally in the losses of the LLC in accordance with the restructured collaboration agreement and are deemed related parties due to the transfer restrictions in the joint venture agreements. Paragraph 16 of FIN 46R states that for purposes of determining whether it is the primary beneficiary of a VIE, an enterprise with a variable interest shall consider the variable interests in that same entity held by its related parties (including certain other parties that are acting as de facto agents of the variable interest holder) as its own interest in that entity. Paragraph 16 of FIN 46R considers a de facto agent to be, among other things, a party that has an agreement that it cannot sell, transfer, or encumber its interests in the entity without the prior approval of the enterprise and such right could constrain the other party's ability to manage the economic risks or realize the economic rewards from its interests in a VIE. Under the collaboration agreement, generally we or BioMarin must obtain each other's approval prior to any transfer of their respective interests in the LLC. Accordingly, this restriction creates a de facto agency relationship and, therefore, we and BioMarin are considered related parties.

          Paragraph 17 of FIN 46R requires that if two or more related parties hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. We have determined that we are more closely associated with the LLC than BioMarin. Aldurazyme, the rights of which are the principal asset of the LLC, is a commercial product and we are carrying out all of the commercialization activities (other than manufacturing) including marketing, sales force activities, regulatory affairs, distribution, billing, reimbursement, financial reporting and customer service as well as some of the fill and finish activities. BioMarin is only responsible for manufacturing the product. Based on this assessment, we concluded that we are the primary beneficiary and should consolidate the LLC.

  Fair Value Measurement

          Paragraph 18 of FIN 46R requires that, except for enterprises under common control and assets and liabilities that are consolidated shortly after transfer from a primary beneficiary to a VIE, the primary beneficiary of a VIE shall initially measure assets, liabilities, and non-controlling interests of the newly consolidated entity at their fair values at the date the enterprise first becomes the primary beneficiary. Since the LLC is not an entity under common control and the technology rights were not transferred to the VIE shortly before consolidation, we determined that the fair value of the technology rights (both commercialization rights and manufacturing rights) should be recorded upon consolidation of the LLC in accordance with paragraph 18 of FIN 46R. However, given that the technology rights were fully out-licensed for no consideration on a royalty-free basis to us and BioMarin, these assets were fully encumbered. From the perspective of the LLC, all the economic value of the technology has been transferred to us and BioMarin. As a result, the LLC recognized a liability for the out-of-the-money license contracts between the LLC and us and BioMarin.

          We engaged a third party valuation expert to assist us in determining the fair value of the technology rights and the corresponding liability for the out-of-the-money license contracts. We determined that the fair value for both the intangible assets and the corresponding liability was $480.5 million. The fair value of both the intangible asset and the liability was recorded upon the initial consolidation of the LLC and each are being amortized over 20 years based on the expected life of the technology rights.

Please do not hesitate to call me at 617-768-6403 if you have any questions or would like any additional information regarding this matter.

Sincerely,
/s/ Michael S. Wyzga Michael S. Wyzga Executive Vice President, Finance, Chief Financial Officer and Chief Accounting Officer

EXHIBIT A

The following revised disclosures regarding patents, license agreements and trademarks will be provided in our 2008 10-K:

  Patents, License Agreements and Trademarks

          In general, we pursue a policy of obtaining patent protection both in the United States and in selected countries outside the United States for subject matter we consider patentable and important to our business. Patents owned by us that we consider important to our business include the following:

  Renal

          Renagel and Renvela are protected by U.S. Patent Nos. 5,667,775 which expires on September 16, 2014; 5,496,545, 6,509,013 and 7,014,846 which expire on August 11, 2013; and corresponding international counterparts. Renagel is also protected by U.S. Patent No. 6,733,780, which expires on October 18, 2020; and corresponding international counterparts. Renvela is also protected by U.S. Patent No. 6,858,203 which expires on September 20, 2013; and corresponding international counterparts. Hectorol is protected by U.S. Patent Nos. 6,903,083 which expires on July 18, 2021; 5,602,116 which expires on February 11, 2014; 5,869,472 which expires on February 9, 2016; and corresponding international counterparts.

  Therapeutics

          Cerezyme is protected by U.S. Patent Nos. 5,236,838 which expires on August 17, 2010; 5,549,892 which expires on August 27, 2013; 6,451,600 which expires on September 17, 2019; and corresponding international counterparts. Myozyme is protected by U.S. Patent Nos. 6,118,045 which expires August 18, 2018; and 7,351,410 which expires October 29, 2020. Thyrogen is protected by U.S. Patent Nos. 5,240,832 and 5,674,711 which expire on August 31, 2010; 5,602,006 which expires on February 11, 2014; 5,658,760, which expires on August 19, 2014; and corresponding international counterparts.

  Biosurgery

          Synvisc is protected by U.S. Patent Nos. 5,143,724 which expires on August 8, 2011; 5,399,351 which expires on March 21, 2012; and corresponding international counterparts. Seprafilm is protected by U.S. Patent No. 5,527,893 which expires on June 18, 2013; and corresponding international counterparts.

  Genetics

          Genetic testing services, e.g. for Cystic Fibrosis, are protected by U.S. Patent Nos. 5,589,330, 5,834,181 and 5,849,483 which expire on July 28, 2014; 5,882,856 and 6,207,372 which expire on March 16, 2016; and corresponding international counterparts.

          In addition, a portion of our proprietary position is based upon patents that we have licensed from others either through collaboration or traditional license agreements. These licenses generally are worldwide, exclusive, for a fixed duration and require us to use reasonable or diligent efforts to develop and commercialize the relevant product and to pay on-going royalties on product sales. Our licensed patents that we consider important to our business include the following:

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  Fabrazyme is protected by U.S. Patent No. 5,356,804, which is licensed from Mount Sinai School of Medicine of the City of New York and expires September 27, 2015;

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  Aldurazyme is protected by numerous U.S. patents licensed from BioMarin Pharmaceutical Inc. and Harbor-UCLA Research and Education Institute, and international counterparts. U.S. Patent Nos. 6,426,208, 7,041,487 and 7,354,576 expire November 12, 2019. U.S. Patent No. 6,569,661 expires April 23, 2020. U.S. Patent Nos. 6,585,971 and 6,858,206 expire July 1, 2020;

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  Myozyme is protected by U.S. Patent No. 7,056,712, which is licensed from Duke University and Synpac Pharmaceuticals (U.K.) Limited and expires February 26, 2023, and international counterparts;

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  Thyrogen is protected by U.S. Patent No. 5,840,566, which is licensed from Sloan-Kettering Institute for Cancer Research and expires November 24, 2015 and by U.S. Patent No. 6,284,491, which is licensed from the National Institutes of Health and expires January 11, 2009;

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  Clolar is protected by U.S. Patent Nos. 5,384,310 and 5,661,136, which are licensed from Southern Research Institute and expire May 23, 2009 and January 14, 2018, respectively, and international counterparts; and

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  Campath is protected by U.S. Patent Nos. 5,846,534 and 6,569,430, which are licensed from British Technology General and expire December 8, 2015, and international counterparts.

          Generally, patents issued in the United States are effective for:

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  the longer of 17 years from the date of issue or 20 years from the earliest effective filing date of the corresponding patent application if filed prior to June 8, 1995; and

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  20 years from the earliest filing date for patent applications filed on or after June 8, 1995.

  In some cases, the patent term can be extended to recapture a portion of the term lost during FDA regulatory review. The duration of foreign patents varies in accordance with local law.

          We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas. We require our employees, consultants and corporate partners who have access to our proprietary information to sign confidentiality agreements.

          Our patent position and proprietary technology are subject to certain risks and uncertainties. We have included information about these risks and uncertainties in Item 1A., "Risk Factors," of this report. We encourage you to read that discussion, which we are incorporating into this section by reference.

          Our products and services are sold around the world under brand-name trademarks and service-marks. Trademark protection continues in some countries as long as the mark is used; in other countries, as long as it's registered. Registrations generally are for fixed, but renewable, terms. We consider our registered trademarks Genzyme®, Cerezyme®, Ceredase®, Fabrazyme®, Thyrogen®, Myozyme®, Renagel®, Renvela®, Hectorol®, Thymoglobulin®, Campath®, MabCampath®, Clolar®, Evoltra®, Synvisc®, Carticel®, MACI®, GlucaMesh®, GlucaTex®, Sepra®, Seprafilm®, Sepragel®, Seprapack®, Sepramesh®, Sepraspray®, Hylaform®, Hylashield®, Lipobridge® Captique®, Epicel®, OSOM®, N-geneous®, Direct LDL®, GlyPro®, InSight®, AFP3®, and AFP4®, together with our trademarks, Synvisc-One™, Lymphoglobuline™, Mozobil™, Cholestagel™, Hylashield Nite™, SAGE™, LongSAGE™ and SPHERE™, and BioMarin/Genzyme LLC's registered trademark, Aldurazyme®, in the aggregate, to be of material importance to our business.

EXHIBIT B

The following revised disclosures related to in-process research and development were provided in our June 30, 2008 10-Q and/or will be provided in our 2008 10-K as indicated below:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates (Included in our June 30, 2008 10-Q and to be included in our 2008 10-K)

  In-Process Research and Development

          In-process research and development represents the fair value assigned to incomplete technologies that we acquire, which at the time of acquisition, have not reached technological feasibility and have no alternative future use. The fair value of such technologies is expensed upon acquisition. A technology is considered to have an alternative future use if it is probable that the acquirer will use the asset in its current, incomplete state as it existed at the acquisition date, the asset will be used in another research and development project that has not yet commenced, and economic benefit is anticipated from that use. If a technology is determined to have an alternative future use, then the fair value of the program would be recorded as an asset on the balance sheet rather than expensed. None of the incomplete technology programs we have acquired through our business combinations have reached technological feasibility nor had an alternative future use and, therefore, the fair value of those programs was expensed on the acquisition date. Substantial additional research and development will be required before any of our acquired programs reach technological feasibility. In addition, once research is completed, each underlying product candidate will need to complete a series of clinical trials and receive regulatory approvals prior to commercialization.

          Charges for in-process research and development acquired through business combinations, which we refer to as IPR&D, are classified in our consolidated statements of operations within the line item Purchase of In-Process Research and Development. Conversely, nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use are classified in our consolidated statements of operations within the line item Research and Development.

          Management assumes responsibility for determining the valuation of the acquired IPR&D programs. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present value, the future cash flows expected from the programs since the date of our acquisition. Accordingly, such cash flows reflect our estimates of revenues, costs of sales, operating expenses and income taxes from the acquired IPR&D programs based on the following factors:

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  relevant market sizes and market growth factors;

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  current and expected trends in technology and product life cycles;

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  the time and investment that will be required to develop products and technologies;

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  the ability to obtain marketing authorization and regulatory approvals;

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  the ability to manufacture and commercialize the products;

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  the extent and timing of potential new product introductions by our competitors that may be deemed more efficacious, more convenient to use, or more cost effective;

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  the amount of revenues that will be derived from the products; and

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  the appropriate discount rates to use in the analysis.

          The discount rates used are commensurate with the uncertainties associated with the economic estimates described above. The resulting discounted future cash flows are then probability-adjusted to reflect the different stages of development, the time and resources needed to complete the development of the product and the risks of advancement through the product approval process. In estimating the future cash flows, we also consider the tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D programs and adjust future cash flows for a charge reflecting the contribution to value of these assets. Such contributory tangible and intangible assets may include, but are not limited to, working capital, fixed assets, assembled workforce, customer relationships, patents, trademarks, and core technology.

          Use of different estimates and judgments could yield materially different results in our analysis and could result in materially different asset values and IPR&D expense. There can be no assurance that we will be able to successfully develop and complete the acquired IPR&D programs and profitably commercialize the underlying product candidates before our competitors develop and commercialize products for the same indications. Moreover, if certain of the acquired IPR&D programs fail, are abandoned during development, or do not receive regulatory approval, then we may not realize the future cash flows we have estimated and recorded as IPR&D on the acquisition date, and we may also not recover the research and development investment made since the acquisition to further develop that program. If such circumstances were to occur, our future operating results could be materially adversely impacted.

          We have included additional information on the nature, timing and estimated costs necessary to complete our acquired IPR&D programs and the key assumptions used to determine the fair value of specific IPR&D programs under the captions "Purchase of In-Process Research and Development" in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and will expand the similar disclosures and disclosures included under the caption "Research and Development Programs" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ending December 31, 2008.

  Note 5., "Mergers and Acquisitions" and Operating Expenses—Purchase of In-Process Research and Development (Included in our June 30, 2008 Form 10-Q)

          We did not complete any acquisitions in the six months ended June 30, 2008. In connection with two of our acquisitions we completed between January 1, 2006 and December 31, 2007, we have acquired various IPR&D projects. The following table sets forth IPR&D projects for companies acquired between January 1, 2006 and December 31, 2007 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D	Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch	Estimated Cost to Complete
Bioenvision (2007)	$349.9	$125.5	Evoltra (clofarabine)(1,2)	17%	2008-2010	$41

AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)(3)	15%	2009-2014	$125
		26.1	AMD070 (HIV)(4)	15%	—	$—

		$552.9

(1)
IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(2)
Clofarabine, which is approved for the treatment of relapsed and refractory pediatric ALL, is marketed under the name Clolar in North America and as Evoltra elsewhere in the world. The IPR&D projects for clofarabine are related to the development of clofarabine for the treatment of other medical diseases.

(3)
In June 2008, we submitted marketing applications for Mozobil in the United States and Europe. We expect to launch Mozobil in those regions during the first half of 2009, following regulatory approval.

(4)
Year of expected launch and estimated cost to complete data is not provided for AMD070 at this time because we are assessing our future plans for this program.

Operating Expenses—Purchase of In-Process Research and Development (To be included in our 2008 10-K)

          In connection with six of our acquisitions we completed between January 1, 2004 and December 31, 2008, we have acquired various IPR&D projects. The following table sets forth IPR&D projects for companies and certain assets acquired since 2004 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D	Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch	Estimated Cost to Complete
Bioenvision (2007)	$349.9	$125.5	Evoltra (clofarabine)(1,2)	17%	2008-2010	$41

AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)(3)	15%	2009-2014	$125
		26.1	AMD070 (HIV)(4)	15%	—	$—

		$552.9

Avigen (2005)	$12.0	$7.0	AV201 (Parkinson's disease)	N/A	2016	$100

Verigen (2005)	$12.7	$9.5	MACI (cartilage repair)	24%	2012-2014	$35

ILEX Oncology (2004)	$1,080.3	$96.9	Campath (alemtuzumab)(5)	11%	2011-2012	$53
		113.4	Clolar (clofarabine)(2)	12%	2008-2011	$131
		44.2	Tasidotin(6)	16%	—	$—

		$254.5

(1)
IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(2)
Clofarabine, which is approved for the treatment of relapsed and refractory pediatric ALL, is marketed under the name Clolar in North America and as Evoltra elsewhere in the world. The IPR&D projects for clofarabine are related to the development of clofarabine for the treatment of other medical diseases.

(3)
In June 2008, we submitted marketing applications for Mozobil in the United States and Europe. We expect to launch Mozobil in those regions during the first half of 2009, following regulatory approval.

(4)
Year of expected launch and estimated cost to complete data is not provided for AMD070 at this time because we are assessing our future plans for this program.

(5)
Campath is currently marketed for the treatment of B-CLL. The IPR&D projects for Campath are related to the development of Campath for the treatment of other medical issues.

(6)
Year of expected launch and estimated cost to complete are not provided for tasidotin at this time because we are assessing our future plans for this program.

  Note C. Mergers And Acquisitions (Additional disclosures to be included in our 2008 10-K):

  2007 Acquisitions:

  We will add the following information at the end of the paragraph below the purchase price allocation tables:

  Diagnostic Assets of Diagnostic Chemicals Limited

  The other intangible assets of $29.8 million primarily represent the present value of future cash flows estimated to be generated from customer relationships.

  Bioenvision

  The other intangible assets of $172.4 million represent the present value of future cash flows estimated to be generated from the developed and core technology of clofarabine.

  2006 Acquisition:

  AnorMED

  We will add the following paragraph after the purchase price allocation table:

          The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $32.3 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes. The other intangible assets of $3.5 million represent the present value of future cash flows estimated to be generated from the patents and products out-licensed to third parties.

EXHIBIT C

The following revised disclosures related to our strategic alliance with Isis were provided in Note 6., "Strategic Transactions—Strategic Transaction with Isis," to our consolidated financial statements and under the caption "Strategic Transaction—Strategic Transaction with Isis" in the MD&A section in our June 30, 2008 10-Q:

Strategic Alliance with Isis

        On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, for the treatment of familial hypercholesterolemia, or FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. In February 2008, we made a nonrefundable payment to Isis of $150.0 million, of which $80.1 million was recorded as an investment in equity securities in our consolidated balance sheets based on the fair value of the five million shares of Isis common stock we acquired in connection with the transaction, and the remaining $69.9 million was allocated to the mipomersen license, which had not reached technological feasibility and did not have future alternative future use. We recorded the $69.9 million license fee as a charge to research and development expense in our consolidated statements of operations in the first quarter of 2008. We classify nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use as research and development expense.

        In June 2008, we finalized the terms of our license and collaboration agreement with Isis and paid Isis an additional $175.0 million upfront nonrefundable license fee, which we recorded as a charge to research and development expense in our consolidated statements of operations in June 2008. Under the terms of the agreement, Isis will contribute up to the first $125.0 million in funding for the development of mipomersen and, thereafter, we and Isis will share development costs for mipomersen equally. The initial funding commitment by Isis and shared development funding will end when the mipomersen program is profitable. In the event the research and development of mipomersen is terminated prior to Isis completing their funding obligation, we are not entitled to any refund of our $175.0 million upfront payment. Accordingly, the $175.0 million was recorded as research and development expense in June 2008. Isis is eligible to receive up to $750.0 million in commercial milestone payments and up to $825.0 million in development and regulatory milestone payments.

        We will be responsible for funding sales and marketing expenses until mipomersen revenues are sufficient to cover such costs. Profits on mipomersen initially will be allocated 70% to us and 30% to Isis. The profit ratio will be adjusted on a sliding scale as annual revenues for mipomersen ramp up to $2.0 billion, at which point we will share profits equally with Isis. The results of our mipomersen program are included in the results of our cardiovascular business unit, which are reported under the caption "Other" in our segment disclosures.